Exhibit 99.1

ParaZero’s DropAir Achieves Life-Saving Breakthrough in Precision Critical Blood Transfusions Delivery with IDF and Israeli Ministry of Defense

Kfar Saba, Israel, Sept. 09, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced the successful completion of a joint field trial of its DropAir system for the precision delivery of blood units.

The trial was conducted in collaboration with MAFAT (the Israeli Ministry of Defense Directorate of Defense R&D), the Israeli Ministry of Health, and the Israel Defense Forces (IDF), including the Medical Corps and Technology & Logistics Directorate (ATAL).

During the trial, blood Transfusions were dropped from an altitude of 200 meters AGL using ParaZero’s DropAir system. Following recovery, the Transfusions were inspected by doctors at the Rambam Medical center and confirmed to be undamaged and fully suitable for transfusion to humans.

“This groundbreaking trial demonstrates the potential of DropAir as a life-saving capability in emergency scenarios,” said Ariel Alon, CEO of ParaZero. “When forces in the field urgently require fresh blood Transfusions but cannot be reached by conventional means, we believe that DropAir could provide a precise, safe, and reliable delivery solution. We are proud to work alongside Israel’s defense and health authorities to validate this critical application and save lives in the future.”

The DropAir system is designed for autonomous and precise aerial delivery of sensitive payloads, such as medical supplies, tactical equipment, and humanitarian aid. With its compact design and proven reliability, DropAir offers unmatched flexibility for both military and civilian missions.

Learn more about DropAir by ParaZero: https://parazero.com/dropair-precision-airdrop-system/

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com

ParaZero Technologies Ltd. | 1st HaTachana St.

Kfar Saba, Israel 4453001

P: +972-502753666 | E: contact@parazero.com